SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP

(Name of Subject Company)
OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by SCM Special Fund, LLC, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MP Falcon Fund, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF Senior Note Program I, LP, MPF Special Fund 8, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 7, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase all of the units of limited partnership interest (“Units”) of Oxford Residential Properties I Limited Partnership, at a price of $225.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between April 30, 2007 and June 1, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of April 30, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2007.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is Oxford Residential Properties I Limited Partnership, a Maryland limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of December 31, 2006, 23,558 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s managing general partner is Oxford Residential Properties I Corporation (the “Managing General Partner”), a Maryland corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $225.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on April 30, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Partnership Agreement provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the Managing General Partner receive 5% of gross receipts from all of the Partnership’s properties as compensation for providing property management services. However, 40% of this fee is subordinated until certain distribution preference levels to the unitholders are achieved. During the year ended December 31, 2006, these distribution preferences were met with the sale of The Landings Apartments. As a result, approximately $56,000 of the previously subordinated fees were paid during the year ended December 31, 2006. No such fees were paid during the year ended December 31, 2005. Total property management fees of approximately $312,000 and $306,000 for the years ended December 31, 2006 and 2005, respectively, were charged. Property management fees of approximately $125,000 and $121,000 for the years ended December 31, 2006 and 2005, respectively, have been deferred. The cumulative deferred management fees as of December 31, 2006 totaled approximately $295,000.
     An affiliate of the Managing General Partner received reimbursement of accountable administrative expenses amounting to approximately $180,000 and $334,000 for the years ended December 31, 2006 and 2005, respectively. The portion of these reimbursements included in investment properties and gain on sale of discontinued operations for the years ended December 31, 2006 and 2005 are construction management services provided by an affiliate of the Managing General Partner of approximately $54,000 and $168,000, respectively. At December 31, 2006, the Partnership owed approximately $396,000 in accountable administrative expenses and related accrued interest were due to an affiliate of the Managing General Partner.
     In accordance with the Partnership Agreement, the Managing General Partner advanced the Partnership approximately $759,000 during the year ended December 31, 2006 to pay for operating payables at all three properties and capital improvement related payables at two of the investment properties. During the year ended December 31, 2005, the Managing General Partner advanced approximately $2,549,000 to the Partnership to pay for capital improvements, operating expenses, real estate taxes and redevelopment related items at the investment properties. Interest on advances accrues at the primate rate plus 2% (10.25% at December 31, 2006) and was approximately $379,000 and $159,000 for the years ended December 31, 2006 and 2005, respectively. At December 31, 2006, approximately $2,395,000 of advances and accrued interest is owed by the Partnership to affiliates of the Managing General Partner. Subsequent to December 31, 2006 the Partnership made a payment of approximately $906,000 on these advances and accrued interest with sales proceeds of The Landings Apartments, which were sold in September 2006.
     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company, an affiliate of the Managing General Partner (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers’ compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner. During the years ended December 31, 2006 and 2005, the Partnership was charged by AIMCO and its affiliates approximately $209,000 and $110,000, respectively, for insurance coverage and fees associated with policy claims administration.
     In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates owned 14,109.50 Units in the Partnership representing 59.89% of the outstanding Units at May 1, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, LP, the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters which would include voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 59.89% of the outstanding Units, AIMCO is in a position to control all such voting decisions with respect to the Partnership. Although the Managing General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Managing General Partner, as managing general partner, to the Partnership and its limited partners may come into conflict with the duties of the Managing General Partner to AIMCO as its sole stockholder.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of May 9, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Not applicable.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of May 9, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9. EXHIBITS.
(a)(1) Letter to Unit Holders of the Partnership, dated May 9, 2007.
(b)-(h) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 9, 2007

Oxford Residential Properties I Limited Partnership

By:	OXFORD RESIDENTIAL PROPERTIES I CORPORATION (Managing General Partner)

By: /s/ Martha L. Long

Martha L. Long Senior Vice President